UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HopFed Bancorp, Inc.
(Name of issuer)

Common Stock
(Title of class of securities)

439734104
 (CUSIP number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 439734104	Page 2 of 14 Pages

1.	Name of Reporting Person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.    Sole Voting Power

______________________________________________________________________________________________
  6.    Shared Voting Power

           700,011
______________________________________________________________________________________________
  7.    Sole Dispositive Power

______________________________________________________________________________________________
  8.    Shared Dispositive Power

            700,011

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,011
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 9.54%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 439734104	Page 3 of 14 Pages

1.	Name of Reporting Person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.    Sole Voting Power

______________________________________________________________________________________________
  6.    Shared Voting Power

            435,421
______________________________________________________________________________________________
  7.    Sole Dispositive Power

______________________________________________________________________________________________
  8.    Shared Dispositive Power

            435,421

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 435,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 5.93%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 439734104	Page 4 of 14 Pages

1.	Name of Reporting Person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.    Sole Voting Power

______________________________________________________________________________________________
  6.    Shared Voting Power

        12,050
______________________________________________________________________________________________
  7.    Sole Dispositive Power

______________________________________________________________________________________________
  8.    Shared Dispositive Power

12,050

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,050
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.16%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 439734104	Page 5 of 14 Pages

1.	Name of Reporting Person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.    Sole Voting Power

______________________________________________________________________________________________
  6.    Shared Voting Power

65,116
______________________________________________________________________________________________
  7.    Sole Dispositive Power

______________________________________________________________________________________________
  8.    Shared Dispositive Power

    65,116

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,116
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.89%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 439734104	Page 6 of 14 Pages

1.	Name of Reporting Person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.    Sole Voting Power

______________________________________________________________________________________________
  6.    Shared Voting Power

    358,255
______________________________________________________________________________________________
  7.    Sole Dispositive Power

______________________________________________________________________________________________
  8.    Shared Dispositive Power

    358,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,255
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 4.88%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 439734104	Page 7 of 14 Pages

1.	Name of Reporting Person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.    Sole Voting Power

______________________________________________________________________________________________
  6.    Shared Voting Power

            111,590
______________________________________________________________________________________________
  7.    Sole Dispositive Power

______________________________________________________________________________________________
  8.    Shared Dispositive Power

            111,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,590
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 1.52%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 439734104	Page 8 of 14 Pages

1.	Name of Reporting Person SOAM Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.    Sole Voting Power

______________________________________________________________________________________________
  6.    Shared Voting Power

            153,000
______________________________________________________________________________________________
  7.    Sole Dispositive Power

______________________________________________________________________________________________
 8.    Shared Dispositive Power

            153,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 2.09%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 439734104	Page 9 of 14 Pages

1.	Name of Reporting Person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5.    Sole Voting Power

______________________________________________________________________________________________
  6.    Shared Voting Power

    700,011
______________________________________________________________________________________________
  7.    Sole Dispositive Power

______________________________________________________________________________________________
 8.    Shared Dispositive Power

 700,011

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,011
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 9.54%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 439734104	Page 10 of 14 Pages

Item 1(a).     Name of Issuer:
   HopFed Bancorp, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
                              4155 Lafayette Road, Hopkinsville, KY 42240

Item 2(a).     Name of Person Filing:
This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MO; and as managing member of SOAM Ventures, LLC ("Ventures"), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. ("SCP"), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

Item 2(b).     Address of Principal Business Office:
The address of the principal offices of each of MP, MHF, MHFII, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

Item 2(c).     Citizenship:
Mr. Maltese is a U.S. Citizen.

Item 2(d).     Title of Class of Securities:
                             Common Stock

Item 2(e).     CUSIP Number:
439734104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G

CUSIP No. 439734104	Page 11 of 14 Pages

Item 4.   Ownership.

 (a) and (b)  Based upon an aggregate of 7,334,963 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on November 7, 2010:

(i)	MP beneficially owned 12,050 shares of Common Stock, constituting approximately 0.16% of the shares outstanding.
(ii)	MHF beneficially owned 65,116 shares of Common Stock, constituting approximately 0.89% of the shares outstanding.
(iii)	MHFII beneficially owned 358,255 shares of Common Stock, constituting approximately 4.88% of the shares outstanding.
(iv)	MO beneficially owned 111,590 shares of Common Stock, constituting approximately 1.52% of the shares outstanding.
(v)	SCP beneficially owned 153,000 shares of Common Stock, constituting approximately 2.09% of the shares outstanding.
(vi)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, and as an affiliate of Ventures, management company for SCP, SOAM may be deemed to beneficially own the 12,050 shares owned by MP, the 65,116 shares owned by MHF, the 358,255 shares owned by MHFII, the 111,590 shares owned by MO, and the 153,000 shares owned by SCP, or an aggregate of 700,011 shares of Common Stock, constituting approximately 9.54% of the shares outstanding.

(vii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF and MHFII, Holdings may be deemed to beneficially own the 12,050 shares owned by MP, the 65,116 shares owned by MHF, and the 358,255 shares owned by MHFII, or an aggregate of 435,421 shares of Common Stock, constituting approximately 5.93% of the shares outstanding.

(viii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings, SOAM, and Ventures, Mr. Maltese may be deemed to beneficially own the 12,050 shares owned by MP, the 65,116 shares owned by MHF, the 358,255 shares owned by MHFII, the 111,590 shares owned by MO, and the 153,000 shares owned by SCP, or an aggregate of 700,011 shares of Common Stock, constituting approximately 9.54% of the shares outstanding.

(ix)	In the aggregate, the Reporting Persons beneficially own 700,011 shares of Common Stock, constituting approximately 9.54% of the shares outstanding.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

(ii) Shared power to vote or to direct the vote:

MP:          12,050                                MO:        111,590                                HOLDINGS:          435,421
MHF:       65,116                                SCP:        153,000                                MR. MALTESE:  700,011
MHFII:  358,255                                SOAM:   700,011

SCHEDULE 13G

CUSIP No. 439734104	Page 12 of 14 Pages

(iii)	Sole power to dispose or to direct the disposition of:

No Reporting Person has sole power to dispose or to direct the disposition over the shares held by such Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

MP:           12,050                                MO:        111,590                                 HOLDINGS:        435,421
MHF:        65,116                                SCP:        153,000                                 MR. MALTESE:  700,011
MHFII:   358,255                                SOAM:   700,011

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

Item 5.   Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:  [Exhibit I:  Joint Acquisition Statement, dated as of February 14, 2011.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President

Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 14, 2011

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President

Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SK 27061 0001 1170943